Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

(DEBTOR-IN-POSSESSION)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended March 31
	2006	2005
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(1,104)	$(455)
Less: Income from less than 50% owned investees	1	3
Add:
Rent expense representative of interest (1)	49	62
Interest expense net of capitalized interest (2)	136	144
Amortization of debt discount and expense	2	7
Amortization of interest capitalized	2	2

Adjusted earnings (loss)	$(916)	$(243)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$49	$62
Interest expense net of capitalized interest (2)	136	144
Preferred stock requirements	—	8
Amortization of debt discount and expense	2	7
Capitalized interest	2	2

Fixed charges and preferred stock requirements	$189	$223

Ratio of earnings to fixed charges and preferred stock requirements	— (3)	— (3)

(1)   Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)   Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition  obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)   Earnings were inadequate to cover fixed charges and preferred stock requirements by $1.1 billion and $466 million for the three months ended March 31, 2006 and March 31, 2005, respectively.